Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION ANNOUNCES JOANNE ALEXANDER NAMED
ONE OF CANADA’S MOST POWERFUL WOMEN

Calgary, Alberta, Canada – November 28, 2014

Precision Drilling Corporation (“Precision”) is proud to announce today that Joanne Alexander, Precision’s Senior Vice President, General Counsel and Corporate Secretary, has been named one of Women’s Executive Network’s (WXN) 2014 Most Powerful Women: Top 100 Award Winner.

The Top 100 Awards recognize Canada’s strong and fearless female leaders who have become agents of change in reshaping Canadian organizations at the highest levels.

Joanne Alexander joins an elite group of Top 100 Award Winners that includes some of Canada’s most iconic women trailblazers, such as Dr. Roberta Bondar, Astronaut; Arlene Dickinson, Chief Executive Officer of Venture Communications; Christine Magee, President of Sleep Country Canada; Kathleen Taylor, Chair of the Board of Royal Bank of Canada and Michaëlle Jean, former Governor General of Canada.

“I first became aware of Joanne and her professional abilities over two decades ago working on international energy transactions,” stated Kevin Neveu, President and Chief Executive Officer of Precision Drilling.   "After following her career including both private legal practice and corporate experience in Russia, Canada and the United States, I asked her to join Precision in 2008, when I began strengthening the leadership team for our company.  Joanne was one of my first senior executive additions.  Joanne’s engaging leadership style, combined with her extensive professional oil and gas experience, was the perfect addition to Precision’s senior team as we embarked on our growth strategy in both the United States and several international markets.  Over the last seven years, Joanne has established, legal, risk and internal audit teams supporting operations in seven countries.  Today, she continues to influence the strategic direction and growth of Precision Drilling as well as make meaningful contributions to the energy industry, legal profession and Calgary community.  On behalf of the employees and Board of Directors of Precision Drilling, we congratulate Joanne on her recognition as one of Canada’s Most Powerful Women.”

Co-Presented by Scotiabank and KPMG, the Top 100 Awards celebrate and highlight professional achievements of women across the country in the private, public and not-for-profit sectors at a time when corporate Canada is undergoing pressure to promote more female leaders into board and executive office positions.

“Despite ever-changing styles and tastes, great leadership is timeless,” says WXN founder, Pamela Jeffery. “Top 100 Award Winners are a testament to the incredible range of female talent and leadership in Canada and proof that change is happening, with more women earning a place at the highest levels of Canadian organizations.”

The full list of WXN’s 2014 Canada's Most Powerful Women: Top 100 Award Winners can be found at https://www.wxnetwork.com/top-100/top-100-winners/.

About the Women's Executive Network (WXN)
At WXN, we inspire smart women to lead. WXN creates and delivers innovative networking, mentoring, professional and personal development to inform, inspire, connect and recognize our community of 19,000 smart women and their organizations in the pursuit of excellence. WXN enables our partners and corporate members to become and to be recognized as employers of choice and leaders in the advancement of women.

Founded in 1997, WXN is Canada's leading organization dedicated to the advancement and recognition of women in management, executive, professional and board roles. WXN is a founding member of the Canadian Board Diversity Council, dedicated to increasing the diversity of Canada's corporate boards. In the fall of 2008, WXN launched in Ireland, a first step in creating an international community of female leaders.
As individuals, we can inspire and be inspired. To our community of members and partners, we thank you for inspiring WXN to lead.

More information and details are available at wxnetwork.com or top100women.ca.

About Precision
Precision is a leading provider of safe and High Performance, High Value services to the oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, directional drilling services, well service and snubbing rigs, coil tubing services, camps, rental equipment, and water treatment units backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada. Precision is listed on the Toronto Stock Exchange under the trading symbol “PD” and on The New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Carey Ford, Vice President, Finance and Investor
Relations 403.716.4575
403.716.4755 (FAX)

For media inquiries, please contact:

Kelly Lynn Armstrong Harbinger Communications 416-960-5100 ext. 241 karmstrong@harbingerideas.com	Catherine Flint Harbinger Communications 416-960-5100 ext. 226 cflint@harbingerideas.com